Mail Stop 4561

March 10, 2010

William C. Stone, CEO
SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, Connecticut 06095

      Re: SS&C Technologies Holdings, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed February 25, 2010
              File No. 333-164043

Dear Mr. Stone:

      We have reviewed the above-captioned filing and your response letter dated February 25, 2010, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated February 23, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Liquidity and Capital Resources, page 62

1.   We note that when you updated your discussion of changes in net cash provided by operating activities for fiscal 2009, you removed disclosure that provided explanations for changes in operating assets and liabilities (e.g., timing of collections, changes in DSO, timing of sales, etc.). Please revise to provide similar disclosure for material changes pursuant to Section IV of SEC Release 33-8350. Also, please revise your disclosure on page 62 to refer to an increase in accounts receivable versus decrease.

Management, page 95

Compensation Discussion and Analysis, page 100

Discretionary Annual Cash Bonus, page 102

2.   We note your response to prior comment 8, and your disclosure that the principal factors that your chief executive officer took into account in determining the size of the pool were actual EBITDA, improvement in your strategic market position, and assurance of debt covenant compliance and meeting your short-term cash needs. As previously requested, please revise to specifically discuss how these factors impacted the size of the bonus pool. As an example, you might consider disclosing whether

these factors resulted in an increase or decrease in the size of the bonus pool as compared to the previous year.

Stock Option Awards, page 104

3.   We note your disclosure on page 107 that on February 16, 2010, you entered into an amended and restated stock option agreement with Mr. Stone governing an option to purchase 75,000 shares of your common stock (originally granted on February 17, 2000), and amended the option to make it an option to purchase 75,000 shares of your Class A non-voting common stock at an exercise price of $7.34 per share. Please explain why the stock option agreement was amended.

Consolidated Financial Statements of SS&C Technologies Holdings, Inc.

Note 16. Subsequent Events, page F-39

4.   We note from your response to prior comment 16 that you believe the disclosure of the date through which subsequent events have been evaluated is no longer required pursuant to ASU 2010-09. Pursuant to ASC 855-10-50-1, non-SEC filers should disclose (a) the date through which subsequent events have been evaluated and (b) if it is based on the date the financial statements were issued or were available to be issued. Please revise your disclosure to provide this information, as we believe you are not considered an SEC Filer as defined in ASC 855-10-20, given that your registration statement is not yet effective.

Note 17. Subsequent Event (unaudited), page F-40

5.   Please revise to disclose the estimated amount of additional non-cash stock-based compensation and unearned non-cash stock-based compensation that you expect to record in fiscal 2010 as a result of your stock option plan modifications.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428, or me, at (202) 551-3457. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via Facsimile (202) 663-6363</u>
       Justin L. Ochs, Esq.
       Wilmer Cutler Pickering Hale and Dorr LLP